UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 02.429.144/0001 -93
Corporate Registry (NIRE): 35 300 186 133

MATERIAL FACT

ACQUISITION OF CMS ENERGY BRASIL S.A.

CPFL Energia S.A. (“CPFL” or “Company”), pursuant to Paragraph 4 of Article 157 of Law 6.404/76 and CVM Instruction 358/02, hereby informs its shareholders and the market of the following:

1. On April 12, 2007, CPFL signed a Share Purchase Agreement (“Agreement”) with CMS Electric & Gas, L.L.C. (“CMS”), a company constituted according to the laws of the state of Michigan, USA, by means of which it will acquire 94,810,080 common shares and 94,810,080 preferred shares (jointly the “Shares”) issued by CMS Energy Brasil S.A. (“CMS Brasil”), equivalent to 100% of the latter’s capital stock (“Acquisition”).

2. CMS Brasil is a holding company which operates in the electric power generation, distribution and commercialization segments through its subsidiaries Companhia Paulista de Energia Elétrica, Companhia Sul Paulista de Energia, Companhia Jaguari de Energia, Companhia Luz e Força de Mocóca, Paulista Lajeado Energia S.A., CMS Comercializadora de Energia Ltda., Companhia Jaguari de Geração de Energia and CMS Energy Equipamento, Serviços, Indústria e Comércio S.A.

3. The price is US$ 211,144,000.00, equivalent on this date to R$ 429,319,095.25, which will be paid in cash, on completion of the Acquisition.

4. Completion of the Acquisition is subject to the implementation of certain conditions laid down in the Agreement, including prior authorization for the transfer of the Shares to CPFL by the National Electric Energy Agency – ANEEL. The Acquisition will also be submitted to the Brazilian antitrust authorities (the Secretariat for Economic Monitoring – SEAE; the Secretariat of Economic Development – SDE; and the Administrative Council of Economic Defense – CADE), within the time periods laid down in the applicable legislation.

5. The Acquisition marks another important step forward in CPFL’s growth strategy and the consolidation of the country’s energy sector and underlines its commitment to its shareholders and to investing in Brazil.

6. The Company will keep its shareholders and the market fully informed of any further events related to the Acquisition and its contingent conditions.

São Paulo, April 12, 2007

CPFL ENERGIA S.A.
José Antonio de Almeida Filippo
CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.